PRESS RELEASE

Banro Announces a 59% Increase in Twangiza Reserves and Twangiza Mine Life
Extension to 14 Years

Toronto, Canada – June 8, 2015 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to provide an update of its Mineral Resource and Mineral Reserve estimates at its wholly-owned projects on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo ("DRC"). The annual review of Mineral Resources and Mineral Reserves at the Company’s four core projects, Twangiza, Namoya, Lugushwa and Kamituga, has resulted in a substantial increase in Mineral Reserves with the conversion of transition and fresh Mineral Resources into Mineral Reserves at Twangiza.

Highlights

•

The Twangiza Proven and Probable Reserves increased 59% to 1.64 million ounces (“Moz”) of gold (22.38Mt @ 2.28g/t Au) with the inclusion of non-oxide materials in the reserve pit shell which have been proven economically treatable with the existing plant. This expands the Twangiza mine life utilizing the existing plant to 14 years.

•	At Namoya, the Proven and Probable Mineral Reserves have decreased 5% to 1.27 Moz (20.53Mt @ 1.92g/t Au), primarily due to mining depletion.
•	Banro’s overall Mineral Reserves have grown by 23% to 2.91 Moz (42.91Mt @ 2.11g/t Au) at US$1,200/oz gold price.
•	Banro’s total Measured and Indicated Resources for all its properties is 7.73 Moz (154.91Mt @ 1.55g/t Au), and 5.26 Moz (97.78Mt @ 1.67g/t Au) in Inferred Resources

‘’The reserve growth at Twangiza has been achieved through the proven ability of the current plant to economically process non-oxide materials existing within the reserve pit shell. This achievement will extend the mine life of the current installed operations to 14 years, and provide a foundation for future optimization and the possible future expansion of the existing Twangiza operations,’’ commented Banro CEO and President, John Clarke.

During 2014, the Company scaled down its exploration activities at its Twangiza, Namoya, Lugushwa and Kamituga projects and focused its geological expertise on supporting the production growth at Twangiza, development at the Namoya Mine and identification of near mine high grade targets.

In order to consolidate Banro’s position on the various exploration sites, some limited exploration activities are planned for 2015 using small teams focused on generating new oxide targets in Lugushwa and Kamituga. At Namoya, exploration drilling activities will be focused on near mine resource upgrade and resource generation activities. The primary objective is to upgrade inferred resources within the Namoya Summit-Filon B reserve pit into a higher confidence resource for conversion into mineral reserves. Another objective is to define additional near mine oxide resources within 5 kilometers of the Run-Of-Mine pad. At Twangiza, delineation drilling will be focused on near mine oxide resources generation on the Twangiza East and West mineralization.

Banro’s Mineral Resources and Mineral Reserves disclosed in this press release are reported in accordance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects), which incorporates by reference the CIM Definition Standards on Mineral Resources and Mineral Reserves. The Mineral Resources reported in this press release are inclusive of the Mineral Reserves component.

Mineral Resource and Mineral Reserve Declaration at December 31, 2014

Table 1: Mineral Resources

Mine/Project/Category	As at December 31, 2013			As at December 31, 2014
	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(Mt)	(g/t Au)	(Moz)	(Mt)	(g/t Au)	(Moz)
Twangiza (Oxide)
Measured	6.56	2.62	0.55	3.72	2.30	0.28
Indicated	9.00	1.89	0.55	8.76	1.88	0.53
Measured & Indicated	15.56	2.21	1.10	12.48	2.02	0.81
Inferred	1.27	1.35	0.06	1.34	1.32	0.06

Twangiza (Transition & Fresh)
Measured	5.97	2.23	0.43	3.80	2.23	0.27
Indicated	92.87	1.43	4.26	93.00	1.40	4.18
Measured & Indicated	98.85	1.48	4.69	96.80	1.43	4.45
Inferred	12.10	1.22	0.47	11.65	1.12	0.42

Namoya (Oxide & Free-milling)
Measured	23.75	1.98	1.51	22.95	1.95	1.44
Indicated	6.03	1.62	0.31	5.78	1.61	0.30
Measured & Indicated	29.78	1.91	1.83	28.72	1.88	1.74
Inferred	6.52	1.61	0.34	6.35	1.63	0.33

Lugushwa (Oxide)
Indicated	16.91	1.35	0.73	16.91	1.35	0.73
Inferred	6.17	1.56	0.31	6.17	1.56	0.31
Lugushwa (Transition & Fresh)
Inferred	65.01	1.54	3.22	65.01	1.54	3.22

Kamituga
Inferred (Surface)	4.14	2.40	0.32	4.14	2.40	0.32
Inferred (Underground)	3.12	6.00	0.60	3.12	6.00	0.60

TOTAL MEASURED & INDICATED	161.10	1.61	8.35	154.91	1.55	7.73
TOTAL INFERRED	98.32	1.68	5.32	97.78	1.67	5.26

Mineral Resource

Banro’s Measured & Indicated (“M&I”) Mineral Resource has decreased 7.37% to 7.73 Moz (154.91Mt @ 1.55g/t Au) (December 31, 2013: 8.35 Moz representing 161.10Mt @ 1.61g/t Au), and Inferred Mineral Resources have decreased by 1.14% to 5.26 Moz (97.78Mt @ 1.67g/t Au) (December 31, 2013: 5.32 Moz representing 98.32Mt @ 1.68g/t Au). The reduction in the Mineral Resource is mainly attributed to mining depletion. The Mineral Resource estimates discussed in this press release consist of in situ Mineral Resources at a 0.4 g/t Au (Namoya, Lugushwa and Twangiza) cut-off constrained within a US$1,600 per ounce optimized pit shell.

The underground Mineral Resources at Kamituga are those situated below the Mobale open pit, estimated using historical underground information at a cut-off grade of 1.5 g/t Au. The Mineral Resource estimates for Kamituga were prepared by SRK Consulting (UK) Limited (then Steffen, Robertson and Kirsten (UK) Ltd) (“SRK”) using historical data and were included in the February 2005 NI 43-101 technical report prepared by SRK for Banro (this report is entitled, "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo"). These estimates have not been updated. Banro has since 2011 carried out extensive exploration including some amount of drilling to verify the historical results at Kamituga. Further work planned, especially drilling work to update the Kamituga resource, was deferred as the focus shifted to mine development at Namoya and the process plant expansion at the Twangiza mine.

Below are the key assumptions, parameters and methods used to estimate the Twangiza, Lugushwa and Namoya mineral resources:

•	Wireframing was restricted to borehole intersections above a 0.3 to 0.5g/t Au cut-off grade for Lugushwa and 0.4g/t Au for Namoya, Twangiza East and West;
•	Gold grades have been determined using Ordinary Kriging interpolation into a 3- Dimensional block model constrained by mineralization wireframes;
•	The mineralization models were constrained within the wireframe with primary block dimensions of 20 metres N-S (along strike), 20 metres E-W (across strike) and 10 metres in the vertical direction;

•	Estimation used dynamic anisotropy;
•	Datamine Studio 3TM was the modelling package; and
•	At all times, the relationship between geology, mining and economic factors was taken into account.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, and split with half of the sample pulverized down to 90% passing 75 microns. Approximately 150 grams of the pulverized sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analyzed for gold by fire assay using a 50g charge. As part of the Company’s QA/QC procedures, internationally recognized standards, duplicates and blanks were inserted into the sample batches.

Drill core samples were respectively taken from Lugushwa, Namoya, Twangiza East and West to determine relative density measurements for the various deposits and the oxide, transitional and fresh rock components.

Mineral Reserve

Table 2: Mineral Reserves

Mine/Project/Category	As at December 31, 2013			As at December 31, 2014
	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)	Tonnes (Mt)	Grade (g/t Au)	Gold (Moz)
Twangiza
Proven	5.62	2.49	0.45	7.47	2.41	0.58
Probable	8.07	2.23	0.57	14.91	2.22	1.06
Proven + Probable	13.69	2.34	1.03	22.38	2.28	1.64

Namoya
Proven	22.39	1.78	1.28	18.44	1.98	1.17
Probable	1.31	1.34	0.06	2.09	1.43	0.10
Proven + Probable	23.70	1.75	1.34	20.53	1.92	1.27

TOTAL MINERAL RESERVE
Proven	28.01	1.92	1.73	25.91	2.1	1.75
Probable	9.37	2.09	0.63	17.00	2.12	1.16

Total Proven + Probable	37.39	1.96	2.36	42.91	2.11	2.91

Note: Rounding of numbers may result in computational discrepancies.
Mineral Reserves are included in Mineral Resources.

The Proven and Probable Mineral Reserve of Twangiza has increased by 59% to 1.64 Moz (22.38Mt @ 2.28g/t Au) from 1.03 Moz (13.69Mt @ 2.34g/t Au) (December 31, 2013). This 59% increase is comprised of net mining depletion, discount on bulk density, artisanal mining voids and an increase in reserves as a result of the proven ability to process by blending the portions of the non-oxide ore within the reserve pit using the upgraded Twangiza plant.

A reconciliation exercise carried out under the supervision of SRK recommended a revision of the bulk densities of the top 15m material in the Twangiza Main and North pits, from an average of 2.05 t/m3 to 1.80 t/m3 and 1.89 t/m3, respectively. Due to the extensive degree of weathering and artisanal mining, a further 19.5% discount was applied to the overall bulk densities of the measured component of the Twangiza Main pit. These modifications were not captured in the Feasibility Studies published in July 2009.

Table 3: The key assumptions used for the determination of the Mineral Reserves at Twangiza

Input data	Units
Gold price	US$ 1,200 per ounce
Mining costs	US$ 3.51/tonne mined
Processing costs	US$ 18.59/tonne processed
General and administration costs	US$ 12.29/tonne processed
Royalties and selling costs	US$ 63.19/ounce
Mining dilution	5% at zero grade
Reserves cut-off grade	0.84 g/t Au recoverable
Mining recovery	100%
Pit slopes	30 to 50 degrees
Metallurgical recovery	Oxides	Main	88.0%
		North	89.0%
	Transition FP	Main	77.6%
		North	90.9%
	Fresh FP	Main	73.0%
		North	79.4%
	Transition CMS	Main	35.5%
		North	35.6%
	Fresh CMS	Main	50.4%
		North	50.5%

The Proven and Probable Mineral Reserve estimate at Namoya is 1.27 Moz (20.53Mt @ 1.92g/t Au).

Table 4: The key assumptions used for the determination of the Mineral Reserves at Namoya

Input data	Units
Gold price	US$ 1,200 per ounce
Mining costs	US$ 3.54/tonne mined
Processing costs	US$ 10.72/tonne processed
General and administration costs	US$ 5.60/tonne processed
Royalties and selling costs	US$ 39.06/ounce
Mining dilution	5% at zero grade
Reserves cut-off grade	0.43 g/t Au recoverable
Mining recovery	100%
Pit slopes	40 to 50 degrees
Metallurgical recovery	Oxides (88%), Transitional (84%), Fresh (80%)

The Twangiza resource model was originally built by SRK and the model, appropriately depleted, was used in a Banro press release dated March 4, 2011. The current estimates employed the SRK model but with changes to the economic assumptions to reflect current economic trends in the gold market, bulk density adjustments, and updated depletion.

For more details, refer to the technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled "Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo", which has been filed on, and can be obtained from, SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Persons

Mr. Martin Pittuck, CEng, MIMMM, Director of SRK, is the "Qualified Person" (as such term is defined in National Instrument 43-101) who is responsible for the Twangiza Mineral Reserve estimates disclosed in this press release. Mr. Pittuck has reviewed and approved the relevant contents of this press release.

Banro’s Head of Projects and Operations, Daniel K. Bansah, MSc (MinEx), who is a Chartered Professional Member of The Australasian Institute of Mining and Metallurgy (MAusIMM(CP)) and a "Qualified Person" (as such term is defined in National Instrument 43-101), is responsible for the Twangiza, Lugushwa and Namoya Mineral Resource estimates and Namoya Mineral Reserve estimates disclosed in this press release as well as the other technical information contained in this release. Mr. Bansah has reviewed and approved the contents of this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of commissioning of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Mineral Resource and Mineral Reserve Estimates
The Company’s Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the Mineral Resource and Mineral Reserve estimates included in this press release are well established, by their nature Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Mineral Resources can be upgraded to Mineral Reserves through continued exploration.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of Mineral Resource and Mineral Reserve estimates, future gold production, mine life extension, gold recoveries, potential Mineral Resources and Mineral Reserves and the Company’s development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated Mineral Resources and Mineral Reserves (the Company’s Mineral Resource and Mineral Reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com